NEWS RELEASE
TSX Venture Exchange Symbol: SNV	October 11th, 2007

SONIC TO LICENSE MOBILE PCB TREATMENT TECHNOLOGY TO
QUANTUM MURRAY LP
Agreement opens the Canadian market to Sonic’s proven cost-effective technology

Vancouver, CANADA –  (“SONIC” or “the Company”; TSX-V:SNV) and Quantum Murray LP (“Quantum Murray”; an operating partnership of Newport Partners Income Fund TSX:NPF.UN-T) announced today that they have signed an Agreement of Lease, Acquisition and License under which Toronto-based Quantum Murray will deploy the mobile Sonic Treatment System (“the System”) for the remediation of PCB contaminated soils within Canada.

Quantum Murray will lease the mobile Sonic Treatment System from Sonic and acquire the exclusive Canadian rights to deploy the technology for the remediation of PCB contaminated soil. The parties have agreed to a license fee structure that will see net proceeds from Quantum Murray’s deployment of the technology in Canada shared on an equal basis. In addition, Quantum Murray will make capital lease payments of $2.5 million for the purchase of the System with the lease payments based on 25% of the net proceeds earned from the use of the System. Quantum Murray will also pay to Sonic an initial license fee of $500,000 payable upon Quantum Murray securing its first PCB remediation contract. The closing is subject to approval of the TSX Venture Exchange.

The Sonic Treatment System is a cost-effective mobile solution developed and approved for the remediation of PCB contaminated sites in Canada and the United States and has also been licensed by Sonic in Japan and Australia. The market potential for the remediation of PCB contaminated soil in Canada is expected to grow driven by federal regulations that are pending requiring the clean up and treatment of all PCB contaminated sites by December 31, 2009.

Mr. Jeff Westeinde, CEO of Quantum Murray, commented “We have evaluated different technologies for the remediation of PCB contaminated soil and concluded that the Sonic Treatment System is ideally suited to the opportunities that we have identified in Canada. The mobile System is preferred over alternative fixed thermal and incineration facilities due to its lower cost and increased environmental benefits. As an integrated environmental remediation company operating nationwide, we believe this technology will allow Quantum Murray to acquire a growing share of this specialized market.” Adam Sumel, President and CEO of SONIC, commented “This license agreement builds upon our long-term vision to commercialize Sonoprocess applications utilizing the Company’s core sonic generator technology and allows us to accelerate our development of recently announced opportunities in the energy sector. Having established the commercial viability of the Sonic Treatment System in the Canadian PCB contaminated soil market, we believe the Quantum Murray partnership will enable us to more rapidly expand into this market. We will continue to license our technology on a global basis in this and other verticals as they are developed in collaboration with industrial partners.”

About Quantum Murray
Quantum Murray LP is a leading full service, national decommissioning and environmental remediation firm. It was formed in December 2006 by the merger of Quantum Environmental and Murray Demolition. Quantum Murray LP specializes in hazardous materials abatement, site decommissioning and remediation, and the treatment of soil, water and other waste materials. Quantum is a nationally recognized leader in the clean-up and rehabilitation of commercial and industrial sites and facilities. Quantum Murray LP is owned by its management team and by Newport Partners Income Fund (TSX:NPF.UN-T), a publicly-traded fund that invests in well-established private businesses. www.newportpartners.ca

About SONIC
SONIC develops and markets Sonoprocess™ technologies based on the Company’s core sonic generator technology, the only large-scale use of sonic energy for energy, environmental and industrial processes. In addition to having commercialized the soil remediation application the Company is working on other processes in different verticals such as the energy and industrial sectors. In a joint venture with PetroSonic Energy Systems Inc. the Company has commenced development of processes to improve the effectiveness of oil upgrading. Under a collaboration agreement recently signed with Shell Canada Energy Ltd. the Company is commencing the exploration and development of improved oil sands processes. www.sonicenvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	or Email: robin@chfir.com